Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2

Condensed Interim Consolidated Statements of Comprehensive Income	3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4 - 5

Condensed Interim Consolidated Statements of Cash Flows	6 – 7

Notes to Condensed Consolidated Interim Financial Statements	8 - 10

MEDIWOUND LTD. AND ITS SUBSIDIARIES

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,		December 31,
	2015	2014	2014
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	17,099	80,570	25,422
Short-term bank deposits	42,328	-	39,431
Trade receivables	29	16	64
Inventories	1,997	809	1,421
Other receivables	2,052	2,439	2,159

	63,505	83,834	68,497
LONG-TERM ASSETS:
Long term deposits and deferred costs	151	140	168
Property, plant and equipment, net	1,050	1,110	1,088
Intangible assets, net	930	987	951
Other assets	-	417	417

	2,131	2,654	2,624

	65,636	86,488	71,121
CURRENT LIABILITIES:
Trade payables	1,096	823	1,214
Other payables	2,859	4,523	2,683

	3,955	5,346	3,897
LONG-TERM LIABILITIES:
Liabilities in respect of Chief Scientist government grants	7,140	6,714	6,985
Contingent consideration for the purchase of treasury shares	17,385	17,115	17,361
Severance pay liability, net	7	3	7

	24,532	23,832	24,353
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 33,000,000 shares as of March 31, 2014 and 32,244,508 shares as of December 31, 2014 and March 31, 2015; Issued: 22,053,336 and 21,550,300 shares respectively; Outstanding: 21,297,844 and 21,550,300 shares respectively	59	61	59
Share premium	109,804	140,052	109,117
Treasury shares	-	(34,600)	-
Foreign currency translation adjustments	(17)	(42)	(18)
Accumulated deficit	(72,697)	(48,161)	(66,287)

	37,149	57,310	42,871

	65,636	86,488	71,121

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited

Revenues	67	50	259
Cost of revenues	175	170	2,785

Gross loss	(108)	(120)	(2,526)

Operating expenses:
Research and development, net of participations	1,397	1,465	5,349
Selling and marketing	2,084	1,615	8,829
General and administrative	879	1,267	4,723

Total operating expenses	(4,360)	(4,347)	(18,901)

Operating loss	(4,468)	(4,467)	(21,427)

Financial income	74	4,523	4,665
Financial expense	(1,599)	(791)	(2,113)

Loss from continuing operations	(5,993)	(735)	(18,875)
Loss from discontinued operation	(417)	(14)	-

Net loss	(6,410)	(749)	(18,875)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	1	(10)	14

Total other comprehensive income (loss)	1	(10)	14

Total comprehensive loss	(6,409)	(759)	(18,861)

Basic and diluted loss per share:
Loss from continuing operations	(0.28)	(0.05)	(0.95)
Loss from discontinued operation	(0.02)	(* )	-
Net loss per share	(0.30)	(0.05)	(0.95)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	21,550	15,749	19,940

(*)           Represents less than $ 0.01.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2015	59	109,117	(18)	(66,287)	42,871

Loss for the period	-	-	-	(6,410)	(6,410)
Other comprehensive income	-	-	1	-	1

Total comprehensive income (loss)	-	-	1	(6,410)	(6,409)

Share-based compensation	-	687	-	-	687

Balance as of March 31, 2015 (unaudited)	59	109,804	(17)	(72,697)	37,149

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2014	11		62,229	(34,600)	(32)	(47,412)	(19,804)
Loss for the period	-		-	-	-	(749)	(749)
Other comprehensive loss	-		-	-	(10)	-	(10)

Total comprehensive loss	-		-	-	(10)	(749)	(759)

Exercise of options	(*	)	208	-	-	-	208
Exercise of warrants	1		4,711	-	-	-	4,712
Issuance of shares, net	17		71,675	-	-	-	71,692
Share-based compensation	-		1,261	-	-	-	1,261
Effect of share split	32		(32)	-	-	-	-

Balance as of March 31, 2014 (unaudited)	61		140,052	(34,600)	(42)	(48,161)	57,310

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Share capital	Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2014	11	62,229	(34,600)	(32)	(47,412)	(19,804)

Loss for the period	-	-	-	-	(18,875)	(18,875)
Other comprehensive income	-	-	-	14	-	14

Total comprehensive income (loss)	-	-	-	14	(18,875)	(18,861)

Exercise of warrants	1	4,711	-	-	-	4,712
Exercise of options	1	305	-	-	-	306
Cancellation of treasury shares	(2)	(34,598)	34,600	-	-	-
Effect of share split	32	(32)	-	-	-	-
Share-based compensation	-	4,827	-	-	-	4,827
Issuance of shares, net	16	71,675	-	-	-	71,691

Balance as of December 31, 2014	59	109,117	-	(18)	(66,287)	42,871

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited
Cash Flows from Operating Activities:
Net loss	(6,410)	(749)	(18,875)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Loss from discontinued operation	417	14	-
Depreciation and amortization	115	117	492
Revaluation of warrants to shareholders	-	(4,491)	(4,491)
Share-based compensation	687	1,261	4,827
Revaluation of liabilities in respect of Chief Scientist government grants	202	141	87
Revaluation of contingent consideration for the purchase of treasury shares	641	586	612
Other financing expenses, net	504	(14)	226

	2,566	(2,386)	1,753
Changes in asset and liability items:
Decrease (increase) in trade receivables	30	(16)	(67)
Decrease in other receivables	90	8	186
Increase in inventories	(783)	(809)	(1,421)
Increase (decrease) in trade payables	(105)	(359)	22
Increase (decrease) in other payables	(157)	1,092	1,909

	(925)	(84)	629

Net cash used in continuing operating activities	(4,769)	(3,219)	(16,493)

Net cash used in discontinued operating activities	-	(14)	-

Net cash flows used in operating activities	(4,769)	(3,233)	(16,493)

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014
	Unaudited		Audited
Cash Flows from Investing Activities:

Purchase of property and equipment	(61)	(74)	(366)
Purchase of intangible assets	-	-	(30)
Interest received	7	3	173
Proceeds from (investment in) short term bank deposits, net of investments	(2,897)	2,500	(36,931)

Net cash provided by (used in) investing activities	(2,951)	2,429	(37,154)

Cash Flows from Financing Activities:

Proceeds from exercise of options	-	208	306
Proceeds from issuance of shares and warrants, net	-	74,082	71,824
Proceeds from the Chief Scientist government grants	-	12	345

Net cash provided by financing activities	-	74,302	72,475

Exchange rate differences on cash and cash equivalent balances	(603)	19	(459)
Increase (decrease) in cash and cash equivalents from continuing activities	(8,323)	73,531	18,828

Decrease in cash and cash equivalents from discontinued activities	-	(14)	-

Balance of cash and cash equivalents at the beginning of the period	25,422	7,053	7,053

Balance of cash and cash equivalents at the end of the period	17,099	80,570	25,422

Non-cash activities:
Treasury shares cancellation against share premium	-	-	34,600
Exercise of cashless warrants into shares	-	4,709	4,709
Unpaid issuance expenses	-	2,258	-

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.
General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, chronic and other hard to heal wounds and connective tissue disorders and others.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency, or the EMA, in December 2012 for removal of dead or damaged tissue, known as eschar, in adults with deep partial  and full thickness thermal burns. The Company launched NexoBrid in the European Union and in Israel through its own commercial organization and first generated initial sales in 2014.

b.
The Company has two wholly-owned subsidiaries: MediWound Germany GmbH, acting as EU marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns about 7% of Polyheal Ltd., a private life sciences company ("Polyheal").

c.
On March 25, 2014, the Company closed its initial public offering in the United States and listing on the NASDAQ Global Select Market ("the IPO") of 5,750,000 ordinary shares in the offering, including 750,000 additional shares to cover underwriters over-allotments, which was exercised on March 25, 2014 by the underwriters. As a result, the Company issued and sold a total of 5,750,000 ordinary shares at a price per share of $14.00 with aggregate gross proceeds of approximately $80,500. Under the terms of the offering, the Company incurred aggregate underwriting discounts of approximately $5,635 and expenses of approximately $3,173 in connection with the offering, resulting in net proceeds to us of approximately $71,692. Following the IPO the Company's securities are listed for trading on NASDAQ.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.
Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.
Basis of preparation of the interim consolidated financial statements

The interim condensed financial statements for the three months ended March 31, 2015 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2014 that were included in the Annual Report on Form 20-F filed on February 12, 2015.

NOTE 3:	CONTINGENT LIABILITIES

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal. The plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

On December 14, 2014, the Company filed its Petition for a Right to Defend (the “Petition”) in which it: (i) rejected the arguments raised against it in the Statement of Claim; (ii) emphasized that its obligation under the 2010 Polyheal Agreement to purchase the 7.5% of Polyheal’s ordinary shares is subject to the consumption of the deferred closing, as defined in the buyout agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the Company is not subject to any obligation to purchase Polyheal shares and/or make any payments to Polyheal’s shareholders.

A hearing in the Company's Petition was held on February 16, 2015, in which the Court accepted the Company's Petition  and allowed it to file a statement of defense (together with a third party notice against Teva, if the Company decides to do so).

Based on advice from its external legal counsels, the Company believes that it has substantive defenses against the claim. Accordingly, no provision was recorded in respect of this claim.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	EQUITY

On January 1, 2015, the Company granted to certain employees options to purchase 57,000 ordinary shares under the "2014 Share Incentive Plan" (the "Plan") for an exercise price of $6.02 per share. The options are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant and will vest over four years. The fair value of the options at the date of grant was estimated at $267.

NOTE 5:	OTHER ASSETS

The Company has been acknowledged during the quarter about certain changes in circumstances indicating that the carrying amount of its royalty rights arising from the Company's ownership of shares of Polyheal would not be recoverable. Accordingly, on March 31, 2015, the Company had fully impaired these royalty rights amounting to $417 within the loss from discontinued operation.